Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Pre-effective Amendment No. 1 to Form S-3 Registration Statement (Registration No. 333-126485) and related Prospectus of Oil States International, Inc. for the registration of $175,000,000 of Contingent Convertible Senior Notes due 2025 and up to 5,511,811 shares of its common stock and to the incorporation by reference therein of our reports dated March 1, 2005, with respect to the consolidated financial statements of Oil States International, Inc., Oil States International, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Oil States International, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.
/s/ Ernst & Young, LLP
Houston, Texas
August 30, 2005